FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/12/2021:

68,217,894 Common Shares

Date: January 10, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On December 1, 2021, IMC Holdings Ltd. ("IMC Holdings"), the Issuer's wholly-owned Israeli subsidiary, signed a definitive agreement (the "Agreement") with Mr. Eitan Hevroni, Eitan Hevroni Entrepreneurship Ltd. ("Hevroni Entrepreneurship"), Oranim Plus Pharm Ltd. ( "Oranim Plus") and Oranim Pharm Partnership ("Oranim Pharm"), pursuant to which IMC Holdings will acquire 51.3% of the outstanding ordinary shares of Oranim Plus (the "Oranim Plus Shares"). Oranim Plus holds 99.5% of the rights in Oranim Pharm. The acquisition will result in IMC Holdings owning 51% of the rights in Oranim Pharm (the "Oranim Transaction"). Oranim Pharm is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area. The Oranim Transaction will close upon receipt of all requisite approvals, including the required approval from the Israeli Medical Cannabis Unit ("Closing"). At Closing, the Oranim Plus Shares will be transferred to IMC Holdings resulting in IMC Holdings acquiring 51% of the rights in Oranim Pharm. As consideration for the Oranim Transaction, IMC Holdings will pay an aggregate purchase price of approximately $4.9 million, consisting of approximately $4.3 million in cash (the "Cash Consideration") and approximately $630,000 payable in common shares of the Issuer (the "Consideration Shares"). The Cash Consideration will be paid in two instalments, with 50% paid at signing of the definitive agreement and the remaining 50% payable at Closing. The number of Consideration Shares issuable will be calculated based on the average closing price of the Issuer's common shares on the Nasdaq Capital Market over the 14 trading day period immediately preceding Closing. The Consideration Shares are subject to a staggered three-month lockup after Closing.

  On December 7, 2021, the Issuer announced that: (1) it expects to launch its popular WAGNERS brand in the German medical cannabis market in 2022 and export premium, indoor-grown dried flower from the Issuer's Canadian cultivation facility in 2022, subject to receipt of regulatory approval. This announcement follows the Issuer's recently announced launch of WAGNERS in Israel; (2) Adjupharm GmbH, the Issuer's fully licensed EU-GMP subsidiary ("Adjupharm"), recently completed construction of a new, state-of-the-art logistics centre that will allow the Issuer to execute all aspects of its supply chain including the repackaging of bulk cannabis. With the completion of the logistics centre, the Issuer has now doubled its footprint in Germany to approximately 8,000 square feet, upgraded its production facilities with state-of-the-art technology, and increased its storage capacity to seven tons of cannabis.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the successful completion of the acquisition of Trichome Financial Corp. ("Trichome") and MYM Nutraceuticals Inc. ("MYM") on March 18, 2021 and July 9, 2021, respectively, Management is focused on integrating and managing its Canadian assets in Canada and maximizing company-wide revenue and margins. Management is also focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, entering the distribution and retail segments in Israel, and securing additional supply, distribution and sale agreements in Germany through Adjupharm and in Israel through Focus Medical Herbs Ltd. ("Focus Medical")

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

See Section 1 above regarding the Oranim Transaction. None of Mr. Eitan Hevroni, Hevroni Entrepreneurship, Oranim Plus and Oranim Pharm are Related Person of the Issuer.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Please see section 1 above regarding the expected lunch of the WAGNERS brand in Germany in 2022.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

During December 2021, the Head of People and Culture resigned from Trichome JWC Acquisition Corp. ("TJAC"), a subsidiary of the Issuer

During December 2021, Adjupharm hired two sales employees.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

On November 19, 2021, Adjupharm filed a Statement of Claim (the "Claim") to the District Court of Stuttgart (the "Court") against Stroakmont & Atton Trading GmbH ("Stroakmont & Atton"), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately €947,563 for Covid-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021 by the Court. Stroakmont & Atton has until January 24, 2022 to file its Statement of Defence to the Court.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Warrants	16,865

Issued as a result of a broker compensation option exercise. Each Warrant is exercisable for one Common Share of the Issuer at an exercise price of $5.20 for a period of 36 months from August 30, 2019.

			N/A
Common Shares	33,731	Exercise of broker compensation options	$141,670.20 to be used for working capital.
Incentive Stock Options	8,500	Each incentive stock option granted on December 27, 2021 is exercisable for one common share at an exercise price of $4.62 for a period of five years from the grant date.	N/A

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

Not Applicable.

16. Provide details of any changes in directors, officers or committee members.

In December 2021, TJAC's CEO, Howard Steinberg, was appointed as the CEO of three of the Issuer's Canadian subsidiaries: MYM, Highland Grow Inc. ("Highland") and SublimeCulture Inc. ("Sublime").

In December 2021, Mr. Steinberg resigned as the CFO of Highland and was replaced by Karl Grywacheski, CFO of TJAC, MYM and Sublime.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome's debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: January 10, 2022

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End December 2021	Date of Report YY/MM/D 2022/01/10
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/